[CSG Letterhead]

November 13, 2007

BY EDGAR AND BY HAND Mr. Terence O’Brien Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549

Re:	Credit Suisse Group
Form 20-F for Fiscal Year Ended December 31, 2006
Filed March 26, 2007
File No. 1-15244

Dear Mr. O’Brien:

Credit Suisse Group (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 16, 2007 (the “Comment Letter”) setting out additional comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”), filed with the Commission on March 26, 2007.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Form 20-F for the year ended December 31, 2006

Management’s Discussion and Analysis

Contractual obligations and other commercial commitments.

1.                                       We note your response to prior comment 1 in our letter dated August 28, 2007.  Please note that Item 5.F of Form 20-F requires disclosure of payment obligations under long-term borrowings.  Since payment obligations under long-term borrowings include interest payments, we believe these payments must either be included within your contract obligations table or alternatively you may provide textual disclosures of your interest obligations below the table.  For the interest payments related to your structured notes, you should provide estimated payments based on commodities, stocks, indices and/or currency prices as of the balance sheet date presented or based on other reasonable assumptions.  Cautionary language highlighting the assumptions you used in determining the estimated interest payments should be provided so that readers understand that such amounts are subject to change.  If these interest payments are material, please consider providing a sensitivity analysis that discusses how changes in the price of the underlying commodities, stocks, etc, may impact your future interest payments.

Response to Comment 1:

The Group will revise future filings to include appropriate disclosure relating to interest payments on its notes.

Subprime lending

2.                                       We have reviewed your response to prior comment 3 in our letter dated August 28, 2007.  We note that you believe that a material adverse impact on your financial condition, results of operations or liquidity resulting from your involvement in subprime lending is remote due to the reduction of your subprime residential mortgage loan exposure, your active management of your subprime risks and your economic hedging of such risks.  We caution you to evaluate, on both a quantitative and qualitative basis, the appropriate amount of transparent disclosures you provide regarding your subprime lending so that readers are informed about your level of your involvement in these activities.

Response to Comment 2:

The Group acknowledges the Staff’s comment and will evaluate its disclosures regarding subprime lending activities in future filings with the Commission.

Notes to the consolidated financial statements

34 Litigation and other contingencies

3.                                       We note your response to prior comment 5 in our letter dated August 28, 2007.  Your last sentence in your proposed disclosure indicates that “In respect of each of the matters described above, each of which consists of a number of claims, it is the Group’s belief that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.”  To help us better understand this statement as well as evaluate your accounting for contingencies and the appropriate level of disclosures for these contingencies, please provide us with a table that identifies each of the legal proceedings you have identified under Item 8 of your Form 20-F.  For each legal proceeding, identify (i) any and all damages sought, (ii) the amounts accrued and (iii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred.  If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible.  In addition, please provide to us your legal expense accounting policy.

Response to Comment 3:

The Group is including, under cover of a confidential treatment request of even date herewith, a table identifying the liability exposure and legal fees relating to various categories of legal matters, where such amounts are both probable and reasonably estimable.

As noted in the Group’s disclosure in Item 8 of the 2006 Form 20-F, a number of these matters seek damages of unspecified or indeterminate amounts, and the amounts accrued for the liability exposure and legal fees represent management’s best estimate based on currently available information and advice of counsel.  The Group believes, based on this table, that the reasonably possible losses in excess of these amounts are either not material or, if they might be material, are not estimable as explained below.

Credit Suisse undertakes a quarterly litigation reserve review process.  In that process, threatened or pending litigation exposures faced by the firm are analyzed under U.S. generally accepted accounting principles (“US GAAP”) and, to the extent an exposure is probable and reasonably estimable, a litigation reserve covering legal costs of defense, or liability exposure, as appropriate, is established.  If a significant event occurs intra-quarter, Credit Suisse evaluates such event under US GAAP and establishes or adjusts its reserve, as appropriate.  Given that legal costs begin to run early in the life of a litigation matter, it is often possible to quantify the probable and reasonably estimable costs associated with the matter with some degree of foreseeability and, therefore, legal cost reserves are established earlier in the course of the litigation.  By contrast, liability exposure may not be probable and reasonably estimable until much later in the litigation.  For example, it may not be possible for management to estimate with any reasonable degree of accuracy liability exposure until it has become clear (i) what claims, if any, will survive dispositive motion practice,  (ii) the extent of the claims (particularly when damages are not specified or are indeterminate), (iii) how testimonial and written discovery alters the assessment of a case’s strengths and weaknesses, (iv) the litigation or settlement posture of other parties, and (v) other factors.  It is therefore frequently the case that the liability exposure or range for such exposure cannot be established with any reasonable degree of accuracy until the particular litigation is more developed.  An exception to that general rule, however, may occur where certain firm offers of settlement are made, thereby causing the need, under US GAAP, for a reserve to be established.

The Group’s legal expense accounting policy is described above.

*              *              *

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP

/s/ Renato Fassbind

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

Enclosure

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group

Urs Rohner
Member of the Executive Board
General Counsel
Credit Suisse Group

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP